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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         COMPUTER SCIENCES CORPORATION
                           (Name of Subject Company)

                         ------------------------------

                          CAI COMPUTER SERVICES CORP.
                    COMPUTER ASSOCIATES INTERNATIONAL, INC.
                                    (Bidder)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
         SERIES A JUNIOR PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS
                         (Title of Class of Securities)

                                   20536310-4
                     (CUSIP Number of Class of Securities)

                                  SANJAY KUMAR
                     PRESIDENT AND CHIEF OPERATING OFFICER
                  C/O COMPUTER ASSOCIATES INTERNATIONAL, INC.
                         ONE COMPUTER ASSOCIATES PLAZA
                         ISLANDIA, NEW YORK 11788-7000
                           TELEPHONE: (516) 342-5224
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                         ------------------------------

                                   COPIES TO:
                              SCOTT F. SMITH, ESQ.
                             HOWARD, DARBY & LEVIN
                          1330 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 841-1000
                            ------------------------

                           CALCULATION OF FILING FEE

     TRANSACTION VALUATION*             AMOUNT OF FILING FEE
--------------------------------  --------------------------------
         $9,111,012,624                      $1,822,203

* Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 84,361,228 shares of common stock, par value $1.00 per share, including associated Preferred Stock Purchase Rights (the "Shares"), at a price per Share of $108 in cash. Such number of Shares represents 77,952,347 Shares outstanding as of December 26, 1997, as reported in the subject company's Form 10-Q for the fiscal quarter ended December 26, 1997 (less 170,000 Shares owned by Computer Associates International Inc.), and 6,578,881 Shares issuable upon exercise of options outstanding at March 28, 1997, as reported in the subject company's Form 10-K for the fiscal year ended March 28, 1997.

    / / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:        None.
Form or Registration No.:      Not applicable.
Filing Party:                  Not applicable.
Date Filed:                    Not applicable.

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                               Page 1 of 8 Pages
                         Exhibit Index begins on Page 8

                                     14D-1

CUSIP NO. 20536310-4                                           PAGE 2 OF 8 PAGES

   1.      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           CAI Computer Services Corp.
   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
           (b) / /
   3.      SEC USE ONLY
   4.      SOURCE OF FUNDS

           AF, BK, WC, OO
   5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(e) OR 2(f)                                          / /
   6.      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
   7.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           170,000 Shares*
   8.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
           SHARES
   9.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           0.2%*
   10.     TYPE OF REPORTING PERSON  CO

------------------------

* On January 21 and 23, 1998, Computer Associates purchased an aggregate of 170,000 shares in open market purchases for an aggregate purchase price per Share of approximately $14.8 million (or an average purchase price per Share of approximately $86.88), in each case including commissions. Such purchases are reflected in Rows 7 and 9 of the table above. Such purchases are more fully described in Section 9 ("Certain Information Concerning the Company and Computer Associates") of the Offer to Purchase.

                                     14D-1

CUSIP NO. 20536310-4                                           PAGE 3 OF 8 PAGES

   1.      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Computer Associates International, Inc.
   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
           (b) / /
   3.      SEC USE ONLY
   4.      SOURCE OF FUNDS

           BK, WC, OO
   5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(e) OR 2(f)                                          / /
   6.      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
   7.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           170,000 Shares*
   8.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
           SHARES
   9.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           0.2%*
   10.     TYPE OF REPORTING PERSON  CO

------------------------

* On January 21 and 23, 1998, Computer Associates purchased an aggregate of 170,000 shares in open market purchases for an aggregate purchase price per Share of approximately $14.8 million (or an average purchase price per Share of approximately $86.88), in each case including commissions. Such purchases are reflected in Rows 7 and 9 of the table above. Such purchases are more fully described in Section 9 ("Certain Information Concerning the Company and Computer Associates") of the Offer to Purchase.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Computer Sciences Corporation, a Nevada corporation (the "Company"), and the address of its principal executive offices is 2100 East Grand Avenue, El Segundo, California 90245.

    (b) This Statement on Schedule 14D-1 relates to the offer by Merger Subsidiary (defined below), to purchase all outstanding shares of Common Stock, par value $1.00 per share, including associated Series A Junior Participating Preferred Stock Purchase Rights (the "Shares"), of the Company at $108 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). On February 2, 1998, the Company publicly announced a two-for-one split of the Shares in the form of a 100% stock dividend thereon (the "Stock Split Dividend"). The Company further announced that the Stock Split Dividend will be payable on March 23, 1998 to holders of record of Shares on March 2, 1998. The effect of the Stock Split Dividend on the terms of the Offer is described in more detail in the Offer to Purchase. The information set forth in the Introduction to the Offer to Purchase (the "Introduction") is incorporated herein by reference.

    (c) The information set forth in Section 6 ("Price Range of the Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d) and (g) This Statement on Schedule 14D-1 is filed by CAI Computer Services Corp. ("Merger Subsidiary") and Computer Associates International, Inc. ("Computer Associates"), each of which is a Delaware corporation. Merger Subsidiary is a wholly owned subsidiary of Computer Associates. Information concerning the principal business and the addresses of the principal offices of Merger Subsidiary and Computer Associates is set forth in Section 9 ("Certain Information Concerning the Purchaser and Computer Associates") of the Offer to Purchase, and is incorporated herein by reference. The names, business addresses, present principal occupations or employments, material occupations, positions, offices or employment during the last five years and citizenship of the directors and executive officers of Merger Subsidiary and Computer Associates are set forth in Schedule I to the Offer to Purchase and are incorporated herein by reference.

    (e) and (f) None of Merger Subsidiary, Computer Associates or, to the best knowledge of such corporations, any of the persons listed on Schedule I to the Offer of Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a) and (b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser and Computer Associates"),
Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("Purpose of the Offer and the Proposed Merger; Plans for the Company") and
Schedule I to the Offer to Purchase, is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) and (b) The information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

    (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(e) The information set forth in the Introduction and Section 11 ("Purpose of the Offer and the Proposed Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

    (f) and (g) The information set forth in Section 7 ("Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) and (b) The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Computer Associates") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser and Computer Associates"), Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer and the Proposed Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in Section 16 ("Certain Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Computer Associates") of the Offer to Purchase, and such information and the consolidated financial statements of Computer Associates in Computer Associates' Annual Report on Form 10-K for the fiscal year ended March 31, 1997 and Quarterly Report for the nine months ended December 31, 1997, respectively, are incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    (a) The information set forth in Section 11 ("Purpose of the Offer and the Proposed Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

    (b)-(d) The information set forth in Section 15 ("Certain Legal Matters; Required Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

    (e) The information set forth in the Introduction and Section 10 ("Background of the Offer; Contacts with the Company") of the Offer to Purchase is incorporated herein by reference.

    (f) The information set forth in (i) the Offer to Purchase and (ii) the Letter of Transmittal is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)     Offer to Purchase dated February 17, 1998.
(a)(2)     Form of Letter of Transmittal.
(a)(3)     Form of Notice of Guaranteed Delivery.
(a)(4)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees.
(a)(5)     Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.
(a)(6)     Text of press release issued by Computer Associates dated February 11, 1998.
(a)(7)     Text of press release issued by Computer Associates dated February 13, 1998.
(a)(8)     Text of press release issued by Computer Associates dated February 16, 1998.
(a)(9)     Text of press release issued by Computer Associates dated February 17, 1998.
(a)(10)    Other material made available on Computer Associates' World Wide Web (Internet)
           Home Page (http://www.cai.com) on February 16, 1998.
(a)(11)    Guidelines for Certification of Taxpayer Identification Number on Substitute Form
           W-9.
(a)(12)    Form of summary advertisement dated February 17, 1998.
(b)(1)     Commitment Letter dated February 15, 1998.
(c)        None.
(d)        None.
(e)        Not applicable.
(f)        None.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 17, 1998

                                CAI COMPUTER SERVICES CORP.

                                BY   /S/ PETER SCHWARTZ
                                     -----------------------------------------
                                     Name: Peter Schwartz
                                     Title:  Vice President and Treasurer

                                COMPUTER ASSOCIATES INTERNATIONAL, INC.

                                BY   /S/ PETER SCHWARTZ
                                     -----------------------------------------
                                     Name: Peter Schwartz
                                     Title:  Senior Vice President and
                                           Chief Financial Officer

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                                   EXHIBIT NAME
---------  --------------------------------------------------------------------------------------------------------

(a)(1)     Offer to Purchase dated February 17, 1998.

(a)(2)     Form of Letter of Transmittal.

(a)(3)     Form of Notice of Guaranteed Delivery.

(a)(4)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)     Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees.

(a)(6)     Text of press release issued by Computer Associates dated February 11, 1998.

(a)(7)     Text of press release issued by Computer Associates dated February 13, 1998.

(a)(8)     Text of press release issued by Computer Associates dated February 16, 1998.

(a)(9)     Text of press release issued by Computer Associates dated February 17, 1998.

(a)(10)    Other material made available on Computer Associates' World Wide Web (Internet) Home Page
           (http://www.cai.com) on February 16, 1998.

(a)(11)    Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(12)    Form of summary advertisement dated February 17, 1998.

(b)(1)     Commitment Letter dated February 15, 1998.

(c)        None.

(d)        None.

(e)        Not applicable.

(f)        None.